Filed by Poema Global Holdings Corp. pursuant to Rule

425 under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: Poema Global Holdings Corp.

(SEC File No.: 001-39844)

Date: September 16, 2021

Gogoro will go public on Nasdaq after $2.35B SPAC deal

Catherine Shu @catherineshu / 4:55 PM GMT+8 September 16, 2021

(Techcruch) Gogoro is going public. The company, which is best known for its electric Smartscooters and swappable battery infrastructure, announced today it will list on Nasdaq through a merger with Poema Global, a SPAC affiliated with Princeville Capital. The deal sets Gogoro’s enterprise valuation at $2.35 billion and is targeted to close in the first quarter of 2022. The combined company will be known as Gogoro Inc. and trade under the symbol GGR.

Assuming no redemptions, Gogoro anticipates making $550 million in proceeds, including an oversubscribed PIPE (private investment in public equity) of over $250 million and $345 million held in trust by Poema Global. Investors in the PIPE include strategic partners like Hon Hai (Foxconn) Technology Group and GoTo, the Indonesian tech giant created through the merger of Gojek and Tokopedia, and new and existing investors like Generation Investment Management, Taiwan’s National Development Fund, Temasek and Dr. Samuel Yin of Ruentex Group, Gogoro’s founding investor.

The capital will be used on Gogoro’s expansion in China, India and Southeast Asia and further development of its tech ecosystem.

Founded 10 years ago in Taiwan, Gogoro’s technology includes smart swappable batteries and their charging infrastructure and cloud software that monitors the condition and performance of vehicles and batteries. Apart from its own brands, including Smartscooters and Eeyo electric bikes, Gogoro also makes its platform available through its Powered by Gogoro Network (PBGN) program, which enables partners to create vehicles that use Gogoro’s batteries and swapping stations.

Gogoro’s SPAC deal comes a few months after it announced major partnerships in China and India. In China, it is working with Yadea and DCJ to build a battery-swapping network, and in India, Hero MotoCorp, one of the world’s largest two-wheel vehicle makers, will launch scooters based on Gogoro’s tech. It also has deals with manufacturers like Yamaha, Suzuki, AeonMotor, PGO and CMC eMOVING.

With these partnerships in place, “we really now need to take our company to the next level,” founder and chief executive officer Horace Luke told TechCrunch. Gogoro decided to go the SPAC route because “you can talk a lot deeper about what the business opportunity is, what the structure is, what the partnerships are, so you can properly value a company rather than a quick roadshow. Given our business plans, it gives us a great opportunity to focus on the expansion,” he said.

One of the reasons Gogoro decided to work with Poema is because “their thesis is quite aligned with ours,” said Bruce Aitken, Gogoro’s chief financial officer. “They have, for example, a sustainability fund, so our passion for green and sustainability merges well with that.”

Gogoro says that in less than five years, it has accumulated more than $1 billion in revenue and more than 400,000 subscribers for its battery swapping infrastructure. The company will launch its China pilot program in Hangzhou in the fourth-quarter of this year, followed by about six more cities next year. In India, Hero MotoCorp is currently developing its first Gogoro-powered vehicle and will begin deploying its battery-swapping infrastructure in New Delhi in 2022.

“We see the demand in China as a lot bigger than we first anticipated, so that’s all good news for us, and that’s one of the fundamental reasons why we need to go public because we need to raise the capital and resources needed for us to actually contribute in a big way to these markets,” said Luke.

When asked if Gogoro is planning to strike a similar partnership with GoTo to expand into Southeast Asia, Luke said the “important thing is to recognize that Southeast Asia is the third-largest market outside of China and India for two-wheelers. Gogoro has always had the vision to go after these big markets. GoTo, being a great success in Indonesia, their investment in Gogoro will start conversations, but there isn’t anything to announce at this point other than that they’re joining the PIPE.”

In a press statement, Poema Global CEO Homer Sun said, “We believe the technology differentiation Gogoro has developed in combination with the world-class partnerships it has forged will drive significant growth opportunities in the two largest two-wheeler markets in the world. We are committed with working alongside Gogoro’s outstanding management team to support its geographic expansion plans and its transition to a Nasdaq-listed company.”

Link to article: https://techcrunch.com/2021/09/16/gogoro-will-go-public-on-nasdaq-after-2-35b-spac-deal/

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global and Gogoro. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to expand globally, its timing for introducing its battery swapping in China, the sources and uses of cash from the proposed transaction, any benefits of Gogoro’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and the timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Gogoro with the SEC and other documents filed by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Gogoro with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global or Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Gogoro will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Company or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.